As filed with the Securities and Exchange Commission on May 25, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended May 25, 2004

MESSER GRIESHEIM HOLDING GmbH

Translation of registrant’s name into English

Koogstraat 10,
25870 Norderfriedrichskoog,
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40 F:

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

Yes [ ]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b):

N/A

Information to be included in this Form 6-K

NOTICE OF MANDATORY REDEMPTION

MESSER GRIESHEIM HOLDING GMBH
(formerly Messer Griesheim Holding AG)

EURO DENOMINATED 10.375% SENIOR NOTES DUE 2011

ISIN XS0129587142, XS0129586763, XS0136262275

May 25, 2004 — Notice is hereby given that, pursuant to the mandatory redemption provisions of Section 204 of the Indenture governing the 10.375% Senior Notes due 2011 (the “Notes”), dated as of May 16, 2001, as amended by the Supplemental Indenture, dated as of May 4, 2004, by and between Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG (the “Company”)) and The Bank of New York, as Trustee, any and all Notes that remain outstanding following the completion of the Company’s offer to purchase for cash and solicitation of consents relating to the Notes, which expired on May 19, 2004, have been irrevocably designated for redemption in full, and shall be redeemed on June 22, 2004 (the “Redemption Date”) at a redemption price per €1,000 principal amount of Notes (the “Redemption Price”) on June 22, 2004 that reflects a yield on the Notes to June 1, 2006 equal to the sum (such sum, the “Bund Yield”) of (a) the yield to maturity (calculated in accordance with standard market practice) of the 6.25% German Bundesanleihe due April 26, 2006 (the “Bund Reference Bond”) based on the average of the bid and offer price of the Bund Reference Bond as reported by Reuters at 2:00 p.m., London time, on June 22, 2004, and (b) a fixed spread of 50 basis points.

Specifically, the Redemption Price per €1,000 principal amount of Notes will equal (a) the value per €1,000 principal amount of Notes, assuming that the Notes will be redeemed in full on June 1, 2006, at the redemption price applicable on such date (€1,051.88), of all remaining payments of principal thereof and premium and interest thereon due to be made up to and including June 1, 2006, discounted to June 22, 2004 at a discount rate equal to the Bund Yield, minus (b) accrued and unpaid interest for the period from June 1 to June 22, 2004.

On the Redemption Date, the Redemption Price plus any accrued and unpaid interest will become due and payable upon each Note to be redeemed and, unless the Company defaults in making such payment on the Redemption Date, interest thereon will cease to accrue on and after the Redemption Date. Payment will be made on June 23, 2004 to holders of Notes as shown on the records of Clearstream Banking Luxembourg société anonyme and/or Euroclear Bank S.A./N.V. as operator of the Euroclear System and will be paid through such clearing systems.

Inquiries relating to the Mandatory Redemption and requests for a hypothetical calculation demonstrating the pricing methodology for the Redemption Price should be directed to Winfrid Schmidt at Otto Volger Strasse 3c, D-65843, Sulzbach, Germany, tel: +49 (0)6196 7760 331, email winfrid.schmidt@messergroup.com. Information about the Mandatory Offer is also available from the Trustee (The Bank of New York, London Branch, at 48th Floor, One Canada Square, London E14 5AL, United Kingdom, and The Bank of New York (Luxembourg) S.A. at Aerogolf Center, 1A, Hoehenhof, 1736 Senningerberg, Luxembourg).

This Form 6-K and the financial and other information contained herein are incorporated by reference into our Post-Effective Amendment No. 2 to Form F-4 on Form F-3 registration statement filed on March 27, 2003 and the 424(b) prospectus relating thereo filed on April 7, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING GmbH (Registrant)
By: /s/ Harald Pinger Harald Pinger Date: May 25, 2004
By: /s/ Stefan Messer /s/ Stefan Messer Date: May 25, 2004